

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Via U.S. Mail

Timothy J. Neher
President, Secretary, and Treasurer
Accelerated Acquisitions X, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **RE: Accelerated Acquisitions X, Inc.**
> **Registration Statement on Form 10**
> **Filed July 30, 2010**
> **File No. 000-54059**

Dear Mr. Neher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

Cover Page

1.   Please revise to provide the box that indicates you are a smaller reporting company and check this box accordingly.

General

2.   Please note that the Form 10 goes effective 60 days after the date it was filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

3.   We note you have only one officer and director, Mr. Timothy Neher. Revise your document to refer to him by name rather than to "officers" or "management."

4.   Please revise to include page numbers.

Item 1. Business, page 2

5.   We note that, although you intend to pursue a business combination, you have not had any discussions with any target companies. Please revise to provide more information on how you intend to successfully solicit a business combination, including whether you intend to solicit persons who have a relationship with the company's promoters or management. Also, because Mr. Neher and Accelerated Venture Partners, LLC have been involved with other blank check companies, discuss whether there are specific methods of solicitation that have been successful in the past and how Mr. Neher intends to apply these methods to this company.

6.   Please add a separately captioned section that discusses the negative aspects of becoming a reporting company through a business combination with a reporting shell company. For example, discuss the general prohibition on the resale of restricted securities initially issued by you, both before and after an initial business combination, unless specific conditions are met including the conditions under Rule 144(i).

7.   Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company.

8.   Please revise to discuss how compensation to be received by Mr. Neher, Accelerated Venture Partners, LLC, other affiliates, or the company will affect the decision to proceed with a business combination. Discuss what role compensation has played in the past in analyzing business combinations with prior blank check companies with which Mr. Neher has been involved.

9.   We note your disclosure on the top of page 3 regarding the criteria listed (a) through (h) upon which you will analyze a potential business combination. However, your discussion that no one criterion is controlling, that management will attempt to analyze all factors and circumstances, and that potential combinations may occur in different industries or with companies in various stages of development is too vague and general.

For instance, we note Accelerated Venture Partners, LLC recently engaged in transactions relating to Accelerated Acquisitions I, Inc., Accelerated Acquisitions II, Inc., and Accelerated Acquisitions III, Inc., and Accelerated Acquisitions V, Inc. and some of these successor entities are involved in mining or business processes. In light of these transactions, please provide a more robust discussion of how you evaluate potential business combinations. Further, if your evaluation is based more upon the willingness and ability of another company to engage in a transaction with you rather than upon the industry or operations of that other company, so state.

10. Please disclose, if true, that the company may engage in a transaction with a company that would still be considered a shell company or a blank check company for purposes of Rule 144(i) and Rule 419 of Regulation C. Explain what this means.

11. Please explain why you are not required to deliver an annual report to security holders in light of the fact that you are registering your common stock under Section 12(g) of the Exchange Act and will be subject to the proxy rules, Williams Act, and Section 16 of the Exchange Act.

Form of Acquisition, page 3

12. In the fifth paragraph on page 3 you discuss different acquisition structures such as a statutory merger or other structures that do not require shareholder approval. We note you are a Delaware corporation. Reference and discuss the controlling legal authority to explain how an acquisition may be accomplished with or without the approval of stockholders and provide more details on how you will structure a transaction so that it does not require stockholder approval. To provide context, disclose how Mr. Neher and his affiliates have structured transactions with each of their other reporting shell companies and the reasons for choosing each step of those structures.

13. In the last paragraph on page 3 you state that your officers and director are engaged in outside business activities and will devote limited time to your business. Please discuss the outside business activities engaged in by Mr. Neher and quantify how many hours per week he intends to devote to this company. Revise your filing the appropriate places, such as the Risk Factor in the middle of page 5, to disclose how many hours per week he intends to devote to this company. Disclose that Mr. Neher concurrently filed four other Form 10 registration statements, identifying the companies, and identify all other companies where Mr. Neher is working or has a controlling interest.

Risk Factors, page 4

14. Please include risk factors that discuss:

- That you currently have no resources to evaluate a business combination and you are dependent on Mr. Neher for such funding,

- That you will likely structure any business combination to not require shareholder approval,
- That the current difficult economic climate may affect your ability to pursue a successful business combination,
- That being a public reporting company involves risks and costs, with a discussion of what those risks and costs are,
- The risk stated in the seventh paragraph on page 9 regarding being able to conduct only one business combination, and
- The risks to investors if the company's stock is considered a penny stock.

An investment in the Company is highly speculative…, page 4

15.   Please revise to provide a discussion of this risk factor; you have only provided the heading.

There may be conflicts of interest…., page 4

16.   Please discuss in more detail the types of conflicts of interest that may give management an incentive to act adversely to the interests of stockholders of the company. Explain how you will handle a conflict of interest between management's personal pecuniary interest and its fiduciary duty. Elaborate on the legal effects of violating fiduciary duties owed to shareholders and how you intend to handle these effects. Further, elaborate on the exact conflicts of interests that arise when Accelerated Venture Partners, LLC who is owned by management and the sole director of the company is a financial consultant to the company or an acquisition candidate or has some other role in a business combination. Explain how you intend to resolve these conflicts of interests.

There is currently no trading market for our common stock…, page 6

17.   Please revise the fourth sentence of this risk factor to discuss in more detail the resale restrictions under Rule 144(i) and explain that Accelerated Venture's shares, both before and after an acquisition, may only be resold through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.

Our sole stockholder may engage in a transaction to cause the Company to repurchase its shares…, page 7

18.   Please revise the discussion under this risk factor to specifically reference how Accelerated Venture Partners, LLC transferred its controlling interests in Accelerated Acquisitions I, Inc., Accelerated Acquisitions II, Inc., Accelerated Acquisitions III, Inc., and Accelerated Acquisitions V, Inc. Explain whether shareholders other than Accelerated Venture Partners would share pro-rata in the repurchase of shares. Revise to state that management in the past has always changed and it is extremely likely to change if the same structure is used.

We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any other securities exchange, page 8

19.   To provide context, please disclose the material listing requirements of NASDAQ and discuss the likelihood that you would engage in a transaction with a company that would meet the listing requirements.

Item 2. Financial Information, page 9

20.   Please revise to quantify the costs you anticipate incurring over the next 12 months for filing Exchange Act reports and consummating an acquisition. Provide the basis for your estimates.

21.   Please add a section to specifically discuss how the current difficult economic climate could affect your goal of seeking a business combination. In this regard, highlight any trends, demands, uncertainties, or events that will affect your business goal. Refer to Item 303 of Regulation S-K.

22.   We note your discussion in the first paragraph on page 10 regarding Accelerated Venture Partners, LLC. Please disclose that Accelerated Venture Partners is your sole shareholder. Also, disclose how Accelerated Venture Partners transferred its controlling interests in Accelerated Acquisitions I, Inc., Accelerated Acquisitions II, Inc., Accelerated Acquisitions III, Inc., and Accelerated Acquisitions V, Inc. Further, disclose how Accelerated Venture Partners continues to be affiliated with these entities and discuss any compensation structure it has with these entities.

Liquidity and Capital Resources, page 10

23.   Please revise to include a discussion of your auditor's opinion about your ability to continue as a going concern.

24.   Please revise to disclose how you will pay the costs of your Exchange Act reporting requirements and seeking a business combination. Disclose whether Accelerated Venture Partners, LLC or Mr. Neher will provide such financing.

Item 5. Directors and Executive Officers, page 12

25.   In Mr. Neher's biography, please identify which companies are reporting companies and which are non-reporting companies.

26.   We note your table discloses Mr. Neher's prior experience with blank check companies. In the "Pending Business Combinations" column, revise to disclose to whom the blank check company was transferred or the identity of the successor entity. Further, add the following information to the table:

- The consideration received by Accelerated Venture Partners, LLC for transferring its interests in the blank check companies (disclosing the value of the consideration),
- Any retained interest (including the value of the interest),
- Any affiliated or third party involvement, including any compensation structure for such affiliation or involvement (disclosing the value of the compensation),
- Whether the successor entities are currently reporting companies and, if so, whether they are timely in their reporting obligations, and
- Whether the successor entities have a public trading market for their securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Timothy J. Neher
Accelerated Acquisitions X, Inc.
August 26, 2010
Page 7

You may contact Gopal Dharia, Staff Accountant, at 202-551-3353 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: <u>Via facsimile to 310-362-8887</u>
       Robert L.B. Diener, Esq.